HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three months ended March 31, 2024 and 2023

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three months ended March 31, 2024, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2023. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three months ended March 31, 2024, based on information available to management as of May 13, 2024.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

Three months ended March 31 (millions of dollars, except as otherwise noted)	2024	2023	Change
Revenues	2,166	2,074	4.4%
Purchased power	1,096	1,010	8.5%
Revenues, net of purchased power[1]	1,070	1,064	0.6%
Operation, maintenance and administration (OM&A) costs	322	328	(1.8%)
Depreciation, amortization and asset removal costs	254	252	0.8%
Financing charges	148	136	8.8%
Income tax expense	51	64	(20.3%)
Net income to common shareholders of Hydro One	293	282	3.9%

Basic earnings per common share (EPS)	$0.49	$0.47	4.3%
Diluted EPS	$0.49	$0.47	4.3%

Net cash from operating activities	462	350	32.0%
Funds from operations (FFO)[1]	602	496	21.4%

Capital investments	673	499	34.9%
Assets placed in-service	240	237	1.3%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,799	20,228	(2.1%)
Distribution: Electricity distributed to Hydro One customers (GWh)	8,613	8,545	0.8%

As at	March 31, 2024	December 31, 2023
Debt to capitalization ratio[2]	57.6%	57.2%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. Revenues, net of purchased power, and FFO are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), which includes Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP, as well as an approximate 66% interest in B2M Limited Partnership, and an approximate 55% interest in Niagara Reinforcement Limited Partnership.
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remotes).
The other segment consists primarily of Hydro One's subsidiary, Acronym Solutions Inc., which provides telecommunications support for the Company’s transmission and distribution businesses, as well as a comprehensive suite of Information Communication Technology solutions. The other segment also consists of other investments, including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
For the three months ended March 31, 2024 and 2023, Hydro One's segments accounted for the Company's total revenues, as follows:

Three months ended March 31	2024	2023
Transmission	25%	26%
Distribution	74%	73%
Other	1%	1%
When adjusted for the recovery of purchased power costs, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power,1 for the three months ended March 31, 2024 and 2023 as follows:

Three months ended March 31	2024	2023
Transmission	51%	52%
Distribution	48%	47%
Other	1%	1%
As at March 31, 2024 and December 31, 2023, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	March 31, 2024	December 31, 2023
Transmission	59%	60%
Distribution	38%	39%
Other	3%	1%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders of Hydro One for the quarter ended March 31, 2024 of $293 million is an increase of $11 million, or 3.9%, compared to the same period in 2023. Significant influences on the change in net income attributable to common shareholders of Hydro One included:
•higher revenues, net of purchased power,1 resulting from an increase in transmission and distribution revenues due to Ontario Energy Board (OEB) - approved 2024 rates;
•higher financing charges attributable to higher interest on long-term debt as a result of higher weighted-average interest rates and higher average debt levels, partially offset by a lower average volume of short-term notes outstanding and higher average volume of short-term investments; and
•higher income tax expense, when excluding net income neutral items, is primarily due to lower deductible timing differences compared to the prior year and higher pre-tax earnings.
While net income neutral, the results of operations in the period are also impacted by the cessation of the OEB-approved recovery of deferred tax asset (DTA) amounts previously shared with ratepayers (DTA Recovery Amounts) on June 30, 2023 (see section “Regulation - Deferred Tax Asset” for further details) which resulted in a decrease to revenue that has been offset by lower income tax expense.

EPS
EPS was $0.49 for the three months ended March 31, 2024, compared to EPS of $0.47 in 2023. The increase in EPS was primarily driven by the impact of higher earnings year-over-year, as discussed above.

1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Revenues

Three months ended March 31 (millions of dollars, except as otherwise noted)	2024	2023	Change
Transmission	553	555	(0.4%)
Distribution	1,605	1,509	6.4%
Other	8	10	(20.0%)
Total revenues	2,166	2,074	4.4%

Transmission	553	555	(0.4%)
Distribution revenues, net of purchased power[1]	509	499	2.0%
Other	8	10	(20.0%)
Total revenues, net of purchased power[1]	1,070	1,064	0.6%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	19,799	20,228	(2.1%)
Distribution: Electricity distributed to Hydro One customers (GWh)	8,613	8,545	0.8%
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

Transmission Revenues
Transmission revenues decreased by 0.4% compared to the quarter ended March 31, 2023, primarily due to the following:
•net income neutral items, including lower revenues associated with the cessation of the DTA recovery period and the OEB-approved recovery of regulatory assets in the prior year, which are offset in income tax expense and OM&A; and
•lower average monthly peak demand; partially offset by
•higher revenues resulting from OEB-approved 2024 rates.
Distribution revenues
Distribution revenues increased by 6.4% compared to the quarter ended March 31, 2023, primarily due to the following:
•higher purchased power costs, which are fully recovered from ratepayers and thus net income neutral;
•higher revenues resulting from OEB-approved 2024 rates; and
•higher energy consumption; partially offset by
•net income neutral items, including lower revenues associated with the cessation of the DTA recovery period which are offset in income tax expense; and
•lower revenue of Hydro One Remotes, which is offset in OM&A and therefore net income neutral.
Distribution revenues, net of purchased power,2 increased by 2.0% compared to the quarter ended March 31, 2023, primarily due to the reasons noted above, adjusted for the recovery of purchased power costs.
OM&A Costs

Three months ended March 31 (millions of dollars)	2024	2023	Change
Transmission	121	123	(1.6%)
Distribution	180	185	(2.7%)
Other	21	20	5.0%
	322	328	(1.8%)
Transmission OM&A Costs
Transmission OM&A costs were 1.6% lower than the quarter ended March 31, 2023, primarily due to:
•lower OM&A associated with the OEB-approved recovery of historical cost deferrals, which is offset in revenue and therefore net income neutral; partially offset by
•higher work program expenditures.
Distribution OM&A Costs
Distribution OM&A costs were 2.7% lower than the quarter ended March 31, 2023, primarily due to:
•lower fuel costs of Hydro One Remotes, which are fully recovered through revenue and therefore net income neutral; partially offset by
•higher allowance for doubtful accounts.

2 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $2 million, or 0.8%, for the quarter ended March 31, 2024, compared to the same period in 2023, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, partially offset by lower amortization of regulatory assets.
Financing Charges
Financing charges increased by $12 million, or 8.8%, for the quarter ended March 31, 2024, primarily due to higher interest on long-term debt as a result of higher weighted-average interest rates and higher average debt levels, partially offset by a lower average volume of short-term notes outstanding and higher average volume of short-term investments.
Income Tax Expense
Income tax expense was $51 million for the three months ended March 31, 2024, compared to $64 million for the same period in 2023. The $13 million year-over-year decrease in income tax expense was primarily due to the following:
•OEB-approved regulatory adjustments, principally related to the cessation of DTA recovery on June 30, 2023, pursuant to the DTA Implementation Decision, that are offset by a corresponding reduction in revenue and therefore net income neutral; partially offset by
•lower deductible timing differences compared to the prior year; and
•higher pre-tax earnings, adjusted for the net income neutral items.
The Company realized an effective tax rate of approximately 14.7% for the three months ended March 31, 2024, compared to approximately 18.4% realized in the same period in 2023. The decrease of 3.7%, was primarily attributable to the factors noted above.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One's Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. As at May 13, 2024, Hydro One had 599,425,257 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. As at May 13, 2024, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans and the Long-term Incentive Plan were vested and exercised as at May 13, 2024 was 1,735,572.
Common Share Dividends
In 2024, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 12, 2024	March 13, 2024	March 28, 2024	$0.2964	$178
Following the conclusion of the first quarter of 2024, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
May 13, 2024	June 12, 2024	June 28, 2024	$0.3142	$188

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
Revenues	2,166	1,979	1,934	1,857	2,074	1,862	2,031	1,840
Purchased power	1,096	990	854	798	1,010	895	963	852
Revenues, net of purchased power[1]	1,070	989	1,080	1,059	1,064	967	1,068	988
Net income to common shareholders	293	181	357	265	282	178	307	255

Basic EPS	$0.49	$0.30	$0.60	$0.44	$0.47	$0.30	$0.51	$0.43
Diluted EPS	$0.49	$0.30	$0.59	$0.44	$0.47	$0.30	$0.51	$0.42

Earnings coverage ratio[2]	2.8	2.9	3.0	3.1	3.2	3.3	3.3	3.3
1    Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio, which is calculated on a rolling 12-month basis, is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s Consolidated Financial Statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three months ended March 31, 2024 and 2023:

Three months ended March 31 (millions of dollars)	2024	2023	Change
Transmission	64	115	(44.3%)
Distribution	172	122	41.0%
Other	4	—	100.0%
Total assets placed in-service	240	237	1.3%

Transmission Assets Placed In-Service
Transmission assets placed in-service decreased by $51 million, or 44.3%, for the quarter ended March 31, 2024, compared to the same period in 2023, primarily due to the following:
•timing of assets placed in-service for station refurbishments and replacements primarily related to the Nanticoke Transmission Station and Bridgman Transmission Station that were placed in-service in the prior year; partially offset by
•higher volume of wood pole replacements.

Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $50 million, or 41.0%, for the quarter ended March 31, 2024, compared to the same period in 2023, primarily due to the following:
•higher spend on line refurbishments, wood pole replacements and customer connections;
•higher spend on minor fixed assets;
•investments placed in-service for system capability reinforcement projects; and
•higher volume of storm-related asset replacements related to a storm in February of this year.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Capital Investments
The following table presents Hydro One’s capital investments during the three months ended March 31, 2024 and 2023:

Three months ended March 31 (millions of dollars)	2024	2023	Change
Transmission
Sustaining	288	220	30.9%
Development	109	62	75.8%
Other	24	16	50.0%
	421	298	41.3%
Distribution
Sustaining	107	81	32.1%
Development	115	100	15.0%
Other	27	15	80.0%
	249	196	27.0%
Other	3	5	(40.0%)
Total capital investments	673	499	34.9%
Transmission Capital Investments
Transmission capital investments increased by $123 million, or 41.3%, in the first quarter of 2024 compared to the first quarter of 2023, primarily due to the following:
•higher volume of station refurbishments and equipment replacements;
•higher volume of work on customer connections;
•higher spend on station work attributable to the Waasigan Transmission Line;
•investments in the St. Clair Transmission Line; and
•timing of work at Third Line Transmission Station.

Distribution Capital Investments
Distribution capital investments increased by $53 million, or 27.0%, in the first quarter of 2024 compared to the first quarter of 2023, primarily due to the following:
•higher spend on line refurbishments, wood pole replacements and customer connections;
•investments in the Orillia Operation Centre and Orillia Distribution Center;
•investment in the Advanced Metering Infrastructure 2.0 system;
•higher spend on system capability reinforcement projects;
•higher spend on minor fixed assets; and
•higher spend on storm-related asset replacements following the storm in February of this year; partially offset by
•lower spend on information technology (IT) initiatives primarily due to execution of major projects in the prior year.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects as at March 31, 2024:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost[1]	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Chatham to Lakeshore Transmission Line[2]	Southwestern Ontario	New transmission line and station expansion	2024	253	168
East-West Tie Station Expansion[3]	Northern Ontario	New transmission connection and station expansion	2024	191	189
Barrie Area Transmission Upgrade[4]	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2024	125	114
St. Clair Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	2025	38	34
Islington Transmission Station	Toronto Southern Ontario	New transmission station and connection	2025	109	11
Waasigan Transmission Line[6]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line and station expansion	2027	1,200	100
Longwood to Lakeshore Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[7]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Mississagi to Third Line Line[8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Hanmer to Mississagi Line[8]	Northeastern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Durham Kawartha Power Line[8]	Eastern Ontario	New transmission line and station expansion	TBD	TBD	TBD

Sustainment Projects:
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	172
Beck #2 Transmission Station Circuit Breaker Replacement[4]	Niagara area Southwestern Ontario	Station sustainment	2024	135	126
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	184	147
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	133
Esplanade x Terauley Underground Cable Replacement	Toronto Southern Ontario	Line sustainment	2026	117	41
Bridgman Transmission Station Refurbishment	Toronto Southern Ontario	Station sustainment	2026	108	68
Bruce A Transmission Station Switchyard Replacement	Tiverton Southwestern Ontario	Station sustainment	2027	555	148
Merivale Transmission Station Replacement and Upgrades[9]	Ottawa Eastern Ontario	Station sustainment and upgrade	2029	271	46
1 Estimated costs are presented gross of any potential contribution from external parties.
2 The Chatham to Lakeshore Transmission Line Project includes the line and associated facilities and is further discussed in the section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario.”
3 The East-West Tie Station Expansion Project has been placed in-service in phases, with significant portions of the project placed in-service over the 2021-23 period, and final project in-service expected in 2024.
4 Major portions of the Barrie Area Transmission Upgrade and Beck #2 Transmission Station Circuit Breaker Replacement were completed and placed in-service.
5 The estimated cost of the St. Clair Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
6 The Waasigan Transmission Line Project includes both Phase 1 and Phase 2, inclusive of necessary stations enhancements to support energization of the new lines. The estimated cost relates to the development and construction phases of the project and the anticipated in-service date reflects the anticipated completion of Phase 2 in 2027. The first phase of the project is expected to be in-serviced as close to the end of 2025 as possible and is further discussed in the section “Other Developments - Supporting Critical Transmission Infrastructure in Northwestern Ontario”.
7 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.
8 The scope and timing of these Northeastern and Eastern Ontario transmission reinforcements are currently under review. Durham Kawartha Power Line was previously referred to as Greater Toronto Area East Line.
9 The coordinated project includes both an asset replacement and station expansion. The anticipated in-service dates are between 2026 to 2029.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The following tables summarize Hydro One’s annual projected capital investments for 2024 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2024	2025	2026	2027
Transmission[1]	1,998	1,935	1,696	1,507
Distribution	1,093	1,060	938	884
Other	20	18	15	14
Total capital investments[2]	3,111	3,013	2,649	2,405

By category: (millions of dollars)	2024	2025	2026	2027
Sustainment	1,760	1,618	1,452	1,221
Development[1]	1,075	1,165	1,006	1,008
Other[3]	276	230	191	176
Total capital investments[2]	3,111	3,013	2,649	2,405
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan approved by the OEB in the Joint Rate Application (JRAP) decision.
2 On March 29, 2021, the IESO requested Hydro One to initiate work to develop and construct a new transmission line between Chatham and Lambton (the St. Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario. On October 23, 2023, the Minister of Energy further directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for three priority transmission line projects to meet growing electricity demand in Northeastern and Eastern Ontario (see section “Other Developments - Supporting Critical Transmission Infrastructure in Northwestern Ontario”). The future capital investments presented do not include capital expenditures of the six additional lines, as Hydro One is currently evaluating the scope and timing of this work.
3 “Other” capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

Three months ended March 31 (millions of dollars)	2024	2023
Net cash from operating activities	462	350
Net cash from (used in) financing activities	833	(296)
Net cash used in investing activities	(688)	(541)
Increase (decrease) in cash and cash equivalents	607	(487)

Net cash from operating activities
Net cash from operating activities increased by $112 million for the three months ended March 31, 2024, compared to the same period in 2023. The increase was impacted by various factors, including the following:
•changes in regulatory account balances; and
•higher pre-tax earnings; partially offset by
•decrease in net working capital deficiency primarily attributable to lower cost of power payable to the Independent Electricity System Operator (IESO), and higher transmission revenue receivables from the IESO, partially offset by higher accrued liabilities.
Net cash from (used in) financing activities
Net cash from financing activities increased by $1,129 million for the three months ended March 31, 2024, compared to the same period of 2023. This was impacted by various factors, including the following:
Sources of cash
•the Company issued $800 million of long-term debt in the first quarter of 2024, compared to $1,050 million of long-term debt issued in the same period last year.
•the Company received proceeds of $500 million from the issuance of short-term notes in the first quarter of 2024, compared to $1,640 million received in the same period last year.

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Uses of cash
•the Company repaid $280 million of short-term notes in the first quarter of 2024, compared to $2,210 million repaid in the same period last year.
•common share dividends paid in the first quarter of 2024 were $178 million, compared to dividends of $167 million paid in the same period last year.
•the Company repaid $nil of long-term debt in the first quarter of 2024, compared to $600 million repaid in the same period last year.
Net cash used in investing activities
Net cash used in investing activities for the three months ended March 31, 2024 was $147 million higher than the same period of 2023 as a result of higher capital investments. See section “Capital Investments” for comparability of capital investments made by the Company during the period ended March 31, 2024 compared to the prior year.
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
As at March 31, 2024, Hydro One Inc. had $497 million in commercial paper borrowings outstanding, compared to $279 million outstanding at December 31, 2023. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million as at March 31, 2024. The Operating Credit Facilities include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On June 1, 2023, the maturity date for the Operating Credit Facilities was extended from 2027 to 2028. No amounts were drawn on the Operating Credit Facilities as at March 31, 2024 or December 31, 2023. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
As at March 31, 2024, the Company had long-term debt outstanding in the principal amount of $16,245 million, which included $425 million of long-term debt issued by Hydro One and $15,820 million of long-term debt issued by Hydro One Inc. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium-Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2024 and 2064, and as at March 31, 2024, had a weighted-average term to maturity of approximately 13.2 years (December 31, 2023 - 13.7 years) and a weighted-average coupon rate of 4.1% (December 31, 2023 - 4.1%).
In February 2024, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which expires in March 2026. Upon issuance of the short form base shelf prospectus in February 2024, the Company does not qualify for the distribution of any additional notes under the previous MTN Program prospectus that was filed in June 2022.
On August 15, 2022, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, during the 25-month period ending on September 16, 2024. As at March 31, 2024, no securities have been issued under the Universal Base Shelf Prospectus. A new Universal Base Shelf Prospectus is expected to be filed in the third quarter of 2024.
On November 22, 2022, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that would otherwise have expired in January 2023. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in December 2024. As at March 31, 2024, no securities have been issued under the US Debt Shelf Prospectus.
Compliance
As at March 31, 2024, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
3 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at March 31, 2024 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	16,245	1,100	1,675	1,175	12,295
Long-term debt - interest payments	9,264	664	1,225	1,107	6,268
Short-term notes payable	497	497	—	—	—
Pension contributions[1]	441	71	149	159	62
Environmental and asset retirement obligations	129	38	15	2	74
Outsourcing and other agreements	209	123	59	11	16
Capital agreements	143	44	94	5	—
Lease obligations	62	15	28	17	2
Long-term software/meter agreement	40	18	20	2	—
Total contractual obligations	27,030	2,570	3,265	2,478	18,717

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[2]	177	177	—	—	—
Guarantees[3]	512	512	—	—	—
Total other commercial commitments	3,239	689	—	2,550	—
1 Contributions to the Hydro One Pension Plan are based on actuarial reports, including valuations performed at least every three years, and actual or projected levels of pensionable earnings, as applicable. The most recent actuarial valuation was performed effective December 31, 2022 and filed on September 26, 2023.
2 Letters of credit consist of $157 million letters of credit related to retirement compensation arrangements, a $13 million letter of credit provided to the IESO for prudential support, and $7 million in letters of credit for various operating purposes.
3 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, as well as guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $2 million and $30 million, respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary.
REGULATION
Deferred Tax Asset
On April 8, 2021, the OEB rendered its DTA Implementation Decision, approving the recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period from July 1, 2021 to June 30, 2023. The DTA Implementation Decision had no impact to FFO4 in the first quarter of 2024 as the DTA Recovery period ceased in June 2023 (2023 - increase of $34 million).
Incremental Cloud Computing Implementation Costs Deferral Account
On November 2, 2023, the OEB established an industry-wide generic deferral account, effective December 1, 2023, which allows rate-regulated entities, including electricity distributors and transmitters, to record incremental cloud computing implementation costs incurred and any related offsetting savings, if applicable, in a regulatory account for future recovery subject to the approval of the OEB. On March 6, 2024, the OEB commenced a hearing that will consider matters related to the Incremental Cloud Computing Implementation Costs deferral account, including what type of interest rate, if any, should apply. As at March 31, 2024, the Company has not recorded any amounts in this account, however it is assessing the potential impact of establishing the account for future periods.
4 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Building Broadband Faster Act, 2021
In March 2021, the Province introduced Bill 257, Supporting Broadband and Infrastructure Expansion Act, 2021, to create a new act entitled the Building Broadband Faster Act, 2021 (BBFA) that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amended the Ontario Energy Board Act, 1998 (OEBA) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes. The BBFA Guideline and two regulations informing the legislative changes were also published in 2021, with a third regulation on annual wireline attachment rate for telecommunications carriers being issued in December 2021. The most recent Order and Decision from the OEB on November 2022 adjusts the annual wireline attachment rate to $36.05 per attacher per pole.
In March 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure.
A regulation regarding electricity infrastructure and designated broadband projects under the OEBA (O.Reg. 410/22) came into force on April 21, 2022. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. In September 2022, the Company launched its choice-based operating model to provide internet service providers with choices on how to access the Company’s infrastructure in order to effectively execute designated broadband projects. On March 28, 2023, the Province amended the OEBA (O.Reg. 410/22) with respect to performance timelines associated with designated broadband projects.
On August 14, 2023, the third edition of the BBFA Guideline was issued with amendments providing additional guidance to support the implementation of legislative and regulatory requirements, including a framework to support cost sharing for pole attachments and make-ready work.
The Company, in conjunction with the OEB and other stakeholders, has developed and implemented an appropriate regulatory framework that meets the government’s objectives, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs.
OTHER DEVELOPMENTS
Northern Ontario Voltage Study
In December 2023, the IESO published its Northern Ontario Voltage Study Report (Bulk System Reactive Requirements in Northern Ontario), which recommended installation of reactive compensation devices at several stations in Northern Ontario to address both current and future system conditions that are expected once new Northern transmission lines are in-service. This study includes projects being developed by Hydro One, including: the East-West Tie Station Expansion, the Waasigan Transmission Line, the Hanmer to Mississagi Line, and the Mississagi to Third Line Line.
In March 2024, the Company received a letter from the IESO recommending Hydro One proceed with the implementation of the reactive devices, in line with the timelines identified by the IESO. The Company is currently assessing the impact of this letter.
Chapleau Hydro Purchase Agreement
On November 6, 2023, Hydro One Networks and Chapleau Public Utilities Corporation (Chapleau Hydro) signed a definitive agreement for Hydro One Networks to acquire Chapleau Hydro’s distribution business to serve electricity customers within the Township of Chapleau. The agreement includes purchasing substantially all of Chapleau Hydro’s electricity distribution assets. Chapleau Hydro is owned by the Township of Chapleau. Hydro One Networks is expected to pay approximately $2.3 million for the transaction, subject to adjustments. The acquisition is conditional upon the satisfaction of customary closing conditions and approval by the OEB. On November 20, 2023, Hydro One filed a Mergers, Amalgamations, Acquisitions and Divestitures application with the OEB to seek approval for the transaction. On April 18, 2024, the OEB issued its decision approving Hydro One’s application for the acquisition.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On November 24, 2022, the OEB issued its Decision and Order granting Hydro One Networks leave to construct the Chatham to Lakeshore Transmission Line Project, with standard conditions of approval.
On June 15, 2023, Hydro One commenced construction of the Chatham to Lakeshore Transmission Line Project, which is expected to be in-service by December 2024 and completed for a total cost of $253 million.
On April 22, 2024, Chatham x Lakeshore Limited Partnership (CLLP) was formed to own and operate the transmission line. On April 26, 2024, Hydro One Networks, on behalf of CLLP, filed an application with the OEB requesting certain approvals, including obtaining an electricity transmission licence and approval to sell assets related to the Chatham to Lakeshore Transmission Line Project to CLLP.
Supporting Critical Transmission Infrastructure in Northwestern Ontario
In 2013, the Province issued an Order in Council with a directive from the Minister of Energy to the OEB, requiring Hydro One Networks to develop and seek approvals for the Northwest Bulk Transmission Line (now the Waasigan Transmission Line). In response to the 2013 directive, the OEB amended Hydro One Networks’ transmission license in 2014 to develop and seek approval for the project.
On April 25, 2023, the Company received a letter from the IESO confirming the need for reliable electricity in Northwestern Ontario. In this letter, the IESO recommends that Phase 2 of the Waasigan Transmission Line Project, a single-circuit 230 kilovolt transmission line between Mackenzie Transmission Station in the Town of Atikokan and Dryden Transmission Station in the City of Dryden, should be in-serviced as soon as practically possible following Phase 1 of the project. This follows an IESO letter received in May 2022 in which it recommended construction of Phase 1 to proceed with an in-service date as close to the end of 2025 as possible.
On July 31, 2023, Hydro One Networks filed a leave-to-construct application seeking OEB approval for the Waasigan Transmission Line Project. On November 9, 2023, an Environmental Assessment was filed with the Ministry of Environment Climate and Parks for review and approval, which incorporated both phases of the project. On April 16, 2024, the OEB issued its Decision and Order granting leave to construct as requested in the application, with standard conditions of approval.
Hydro One has agreements with nine First Nation communities providing them the opportunity to acquire 50% ownership in the transmission line component of the project.
Supporting Critical Transmission Infrastructure in Northeastern and Eastern Ontario
On July 10, 2023, the Ministry of Energy (Ministry) announced a proposal to take certain actions to facilitate the timely development of three transmission projects across Northeastern and Eastern Ontario (see section "Major Transmission Capital Investment Projects"). On October 23, 2023, the Minister of Energy directed the OEB to amend Hydro One Networks’ licence to require it to develop and seek approvals for the three priority transmission line projects noted above. On November 14, 2023, further to the Minister’s Directive, the OEB amended Hydro One’s electricity transmission licence to require it to develop and seek approvals for these projects in accordance with the recommendations of the IESO.
Sustainability Report
The Hydro One 2022 Sustainability Report entitled “Enabling Ontario's Clean Energy Future” is available on the Company’s website at www.hydroone.com/sustainability.
The 2022 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.
HYDRO ONE EXECUTIVE LEADERSHIP TEAM
On January 2, 2024, Chris Lopez announced his intention to step down as Executive Vice President (EVP) and Chief Financial and Regulatory Officer, effective June 30, 2024.
On March 20, 2024, Hydro One announced the appointment of Renée McKenzie as EVP, Digital and Technology Solutions, effective March 25, 2024.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow, and revenues, net of purchased power, to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power, are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under US GAAP.
FFO
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended March 31
(millions of dollars)	2024	2023
Net cash from operating activities	462	350
Changes in non-cash balances related to operations	144	150
Distributions to noncontrolling interest	(4)	(4)
FFO	602	496
Revenues, Net of Purchased Power
Revenues, net of purchased power, is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power, is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power, on a consolidated basis.

Quarter ended (millions of dollars)	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
Revenues	2,166	1,979	1,934	1,857	2,074	1,862	2,031	1,840
Less: Purchased power	1,096	990	854	798	1,010	895	963	852
Revenues, net of purchased power	1,070	989	1,080	1,059	1,064	967	1,068	988

Quarter ended (millions of dollars)	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
Distribution revenues	1,605	1,459	1,329	1,285	1,509	1,371	1,458	1,314
Less: Purchased power	1,096	990	854	798	1,010	895	963	852
Distribution revenues, net of purchased power	509	469	475	487	499	476	495	462

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	Mar 31, 2024	Dec 31, 2023
Short-term notes payable	497	279
Less: cash and cash equivalents	(686)	(79)
Long-term debt (current portion)	1,100	700
Long-term debt (long-term portion)	15,105	14,710
Total debt (A)	16,016	15,610

Shareholders' equity (excluding noncontrolling interest)	11,800	11,680
Total debt plus shareholders' equity (B)	27,816	27,290

Debt-to-capitalization ratio (A/B)	57.6%	57.2%
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

Quarter ended (millions of dollars)	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
Net income to common shareholders	293	181	357	265	282	178	307	255
Income tax expense	51	13	36	65	64	41	100	68
Financing charges	148	147	143	144	136	128	122	119
Earnings before income taxes and financing charges attributable to common shareholders	492	341	536	474	482	347	529	442

Twelve months ended (millions of dollars)	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
Earnings before income taxes and financing charges attributable to common shareholders (A)	1,843	1,833	1,839	1,832	1,800	1,824	1,814	1,774

Quarter ended (millions of dollars)	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
Financing charges	148	147	143	144	136	128	122	119
Capitalized interest	19	19	20	18	15	16	16	16
Financing charges and capitalized interest	167	166	163	162	151	144	138	135

Twelve months ended (millions of dollars)	Mar 31, 2024	Dec 31, 2023	Sep 30, 2023	Jun 30, 2023	Mar 31, 2023	Dec 31, 2022	Sep 30, 2022	Jun 30, 2022
Financing charges and capitalized interest (B)	658	642	620	595	568	549	544	539

Earnings coverage ratio = A/B	2.8	2.9	3.0	3.1	3.2	3.3	3.3	3.3

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.1% ownership as at March 31, 2024. The IESO, Ontario Power Generation Inc. (OPG), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry. OCN LP is a joint-venture limited partnership between OPG and a subsidiary of Hydro One. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2024 and 2023:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2024	2023
Province	Dividends paid	84	79
IESO	Power purchased	819	787
	Revenues for transmission services	550	551
	Amounts related to electricity rebates	327	230
	Distribution revenues related to rural rate protection	63	61
	Distribution revenues related to Wataynikaneyap Power LP	30	14
	Distribution revenues related to supply of electricity to remote northern communities	12	11
	Funding received related to Conservation and Demand Management programs	—	1
OPG	Power purchased	6	4
	Transmission revenues related to provision of services and supply of electricity	1	1
	Distribution revenues related to provision of services and supply of electricity	1	1
	Capital contribution received from OPG	1	3
OEB	OEB fees	3	3
OCN LP1	Investment in OCN LP	5	—
1 OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2023 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2024 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
NEW ACCOUNTING PRONOUNCEMENTS
The following table presents Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-07	November 2023	The amendments improve the disclosures about a public entity’s reportable segments and address requests from investors for additional, more detailed information about a reportable segment’s expenses.	Fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024.	Under assessment
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	ASU Effective Date	Impact on Hydro One
ASU 2023-06	October 2023	The amendments represent changes to clarify or improve disclosure or presentation requirements of a variety of subtopics in the FASB Accounting Standards Codification (Codification). Many of the amendments allow users to more easily compare entities subject to the US Securities and Exchange’s (SEC) existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations.

		Applicable to all entities, if by June 30, 2027 the SEC has not removed the applicable requirement from Regulation S-X or Regulation S-K, the pending content of the related amendment will be removed from the Codification and will not become effective for any entity.	Two years subsequent to the date on which the SEC’s removal of that related disclosure becomes effective.	Under assessment
ASU 2023-09	December 2023	The amendments address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information.	Annual periods beginning after December 15, 2024.	Under assessment
ASU 2024-02	March 2024	The amendments contain modifications to the codification that remove various concept statements which may be extraneous and not required to understand or apply the guidance or references used in prior statements to provide guidance in certain topical areas.	Fiscal years beginning after December 15, 2024.	Under assessment

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary HOHL issuable under the short form base shelf prospectus dated November 22, 2022. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information as at March 31, 2024 and December 31, 2023 and for the three months ended March 31, 2024 and March 31, 2023 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended March 31 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Revenue	178	167	—	—	2,387	2,280	(399)	(373)	2,166	2,074
Net Income (Loss) Attributable to Common Shareholders	178	167	—	—	491	466	(376)	(351)	293	282

As at March 31, 2024 and December 31, 2023 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Mar. 2024	Dec. 2023	Mar. 2024	Dec. 2023	Mar. 2024	Dec. 2023	Mar. 2024	Dec. 2023	Mar. 2024	Dec. 2023
Current Assets	130	125	—	—	3,990	2,868	(2,083)	(1,639)	2,037	1,354
Non-Current Assets	3,488	3,486	—	—	50,448	49,487	(21,866)	(21,475)	32,070	31,498
Current Liabilities	538	532	—	—	4,787	3,815	(2,072)	(1,627)	3,253	2,720
Non-Current Liabilities	425	425	—	—	33,425	32,433	(14,879)	(14,491)	18,971	18,367
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements; sustainability goals; the Operating Credit Facilities; expectations regarding the Company’s financing activities; expectations for Hydro One to file a new Universal Base Shelf prospectus in the third quarter of 2024; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected approvals, results, costs and in-service and completion dates; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans; the BBFA and expected impacts; the Company’s assessment of impacts related to the OEB-established generic variance and deferral accounts; expectations regarding the OEB hearing related to Incremental Cloud Computing Implementation Costs deferral account; future pension plan and contributions, including estimates of total Company pension contributions beyond 2024 up to 2029; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; the MTN Program; the Universal Base Shelf Prospectus; the US Debt Shelf Prospectus; recent accounting-related guidance and expected impacts; and the Company’s acquisitions. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.

These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory

17

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of US GAAP; a stable regulatory environment; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•risks associated with information system security and maintaining complex IT and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures, the risk of a downgrade in the Company’s credit ratings or risks associated with investor interest in ESG performance and reporting;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions relating to Hydro One and the electricity industry;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce; severity of mitigation measures relating to the

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HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three months ended March 31, 2024 and 2023
COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the Company related to the COVID-19 pandemic);
•the inability to continue to prepare financial statements using U.S. GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in this MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR+ at www.sedarplus.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

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